THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED

NOTES AND DEBENTURES,
PREFERRED SHARES CLASSIFIED AS EQUITY,

AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS

AND CAPITAL

TRUST SECURITIES

FOR THE TWELVE

MONTHS ENDED, OCTOBER 31, 2025
TD Bank Group (“TD” or the “Bank”) dividend

requirements on all its outstanding preferred

shares and other equity instruments in respect

of the twelve months
ended October 31, 2025

and adjusted to a before-tax equivalent using

an effective tax rate of 14.4% for the twelve

months ended October 31, 2025, amounted

to
$660 million. The Bank’s interest and dividend

requirements on all subordinated notes

and debentures, preferred shares and liabilities

for preferred shares and
other equity instruments and capital trust

securities, after adjustment for new issues

and retirement, amounted to $1,189

million for the twelve months ended
October 31, 2025. The Bank’s reported net income,

before interest on subordinated debt and

liabilities for preferred shares and capital

trust securities and income
taxes was $24,166 million for the twelve

months ended October 31, 2025, which was 20.3

times the Bank’s aggregate dividend and interest

requirement for this
period.

On an adjusted basis, the Bank’s net income

before interest on subordinated debt and liabilities

for preferred shares and capital trust securities

and income
taxes for the twelve months ended October

31, 2025, was $19,183 million, which

was 16.1 times the Bank’s aggregate dividend

and interest requirement for this
period.
The Bank prepares its consolidated financial

statements in accordance with International

Financial Reporting Standards (IFRS),

the current generally accepted
accounting principles (GAAP), and refers to results

prepared in accordance with IFRS as

the “reported” results. The Bank also utilizes

non-GAAP financial
measures such as “adjusted” results

(i.e. reported results excluding “items of note”)

and non-GAAP ratios to assess each of

its businesses and measure overall
Bank performance. The Bank believes that non-GAAP

financial measures and non-GAAP ratios

provide the reader with a better understanding

of how
management views the Bank’s performance.

Non-GAAP financial measures and ratios used

in this presentation are not defined terms

under IFRS and, therefore,
may not be comparable to similar terms

used by other issuers. See “Financial Results

Overview”

in the Bank’s 2025 MD&A (available at www.td.com/investor

and
www.sedar+.com), which is incorporated by reference, for

further explanation, reported basis results,

a list of the items of note, and a reconciliation

of adjusted to
reported results.